

April 11, 2013

Via E-Mail
Michael L. Fitzgerald, Esq.
Paul Hastings LLP
75 E. 55th Street
New York, NY 10022

> **Re:** **Maxcom Telecomunicaciones, S.A.B. de C.V.**
> **Amendment No. 4 to Schedule TO-T filed on April 11, 2013**
> **Filed by Trust Number 1387 et al.**
> **File No. 5-83794**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. We note that the equity tender offer is conditioned on the conditions to the consummation of the concurrent debt exchange offer. Further, we note that the bidders have increased the minimum condition in the debt exchange offer from 61.44% to 80% and reserve the right to decrease the minimum condition in the debt exchange offer to 75.1% without extending the equity tender offer. Generally, we view a change or waiver of a minimum tender condition to be a material change requiring that the tender offer remain open for a minimum of five business days from the date that the material change is first published, sent or given to security holders. Refer to SEC Release 34-24296 (April 3, 1987). Please advise us as to why the bidders believe that a change in the minimum condition in the debt exchange offer would not be a material change to an equity holder's decision to tender or withdraw their securities in the equity tender offer. Please also address how the levels of participation in the

Michael L. Fitzgerald, Esq.
Paul Hastings LLP
April 11, 2013
Page 2

debt exchange offer would impact, if at all, the financial condition and outstanding debt levels of Maxcom.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions